SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

NOTICE TO THE SHAREHOLDERS

Reverse Split of Shares

Further to the information disclosed in the Material Fact Notice dated May 03, 2007, we hereby announce to the shareholders and the market in general that it was approved in the Extraordinary Shareholders’ Meeting of TIM Participações S.A. (“Company”), held on May 30, 2007, the reverse split of the totality of shares issued by the Company, in accordance with the proposal presented by the Board of Directors. Find below the main terms and conditions of the approved proposal, as well as additional information with respect to the operation:

I –Reverse Split of Shares: it was approved the amalgamation of shares at the ratio of one thousand (1,000) existent shares per one (1) share of the respective type. The capital stock is now represented by 2,329,714,860 shares, of which 793,544,277 are common shares and 1,536,170,583 are preferred shares;

II – Purposes: the purposes of the reverse split, which will not result in modification in the amount of the capital stock of the Company, are: (a) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, in order to permit that the shares issued by the Company are quoted on unit quotation, which gives greater visibility as compared with the price per block of one thousand (1,000) shares; (b) to reduce the operating costs of the Company and its shareholders; and (c) to increase the efficiency of data systems, controls and disclosure of information to shareholders;

III – Term for Adjustment of the Equity Position: the shareholders may adjust their equity position into blocks that are multiple of one thousand (1,000) shares, by type, by means of private trading, on the over-the-counter market or in the São Paulo Stock Exchange (Bovespa), at its own and exclusive discretion, within the period between June 01, 2007 and July 02, 2007;

IV – Unit Quotation: as of July 03, 2007, the shares representative of the Company’s capital stock shall commence to be traded amalgamated and in unit quotation;

V – Sale of Fractions of Shares: as of July 03, 2007, fractions of shares still remaining shall be separated, amalgamated into whole numbers and sold in auction to be held at Bovespa, with the respective values being credited to the respective shareholder, after final financial settlement of the sale, as follows:

(1) the corresponding amount owed to the shareholders that own shares held in custody of the Companhia Brasileira de Liquidação e Custódia - CBLC, shall be credited directly to CBLC, who shall be responsible to repay such shareholders via depositary brokers;
(2) the remaining shareholders shall attend to any Banco ABN AMRO Real S.A. branch of his or her choice to receive the respective amounts; and
(3) to those shareholders whose shares are blocked or whose records are outdated, the amount shall be retained by the Company and kept at the disposal of the respective shareholder in the share’s depositary institution of the Company (Banco ABN AMRO Real S.A.), which shall effect the payment upon presentation of documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

VI – ADR – American Deposit Receipt: the holders of ADR shall have their receipts represented by ten (10) preferred shares per ADR.

Any other clarification regarding the reverse split of shares may be obtained in any branch of Banco ABN AMRO Real S.A.

Rio de Janeiro (RJ), May 30, 2007.

TIM PARTICIPAÇÕES S.A.
Stefano De Angelis
Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 31, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.